Free Writing Prospectus
Filed Pursuant to Rule 433
Dated September 27, 2010
Registration Statement Nos. 333-148505 and 333-148505-01

Ford Credit Floorplan Master Owner Trust A
Series 2010-5 Class A Notes

Roadshow
September 2010

Ford Credit Floorplan MOTA Series 2010-5 Notes
FREE WRITING PROSPECTUS
Registration Statement Nos. 333-148505 & 333-148505-01
Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “depositors”)
Ford Credit Floorplan Master Owner Trust A (the “issuer”)
This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in the registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and the prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

AGENDA
¡ Transaction and Master Trust Overview
¡ Ford Credit Floorplan Business Overview
¡ Servicing and Risk Management
¡ Stress Scenario Modeling Considerations
¡ Summary

Ford Credit Floorplan MOTA Series 2010-5 Class A Notes
TRANSACTION PARTICIPANTS AND TIMING
Transaction Participants
Issuer	Ford Credit Floorplan Master Owner Trust A (the “Trust”)
Depositors	Ford Credit Floorplan Corporation Ford Credit Floorplan LLC
Servicer and Sponsor	Ford Motor Credit Company LLC
Lead Managers	RBS Securities Inc. Morgan Stanley & Co. Incorporated
Accountants	PricewaterhouseCoopers LLP
Indenture Trustee	The Bank of New York Mellon
Owner Trustee	U.S. Bank Trust, N.A.
Back-up Servicer	Wells Fargo Bank, N.A.
Expected Timing
Price Transaction On or Around September 29
Settle Transaction On or Around October 6

Ford Credit Floorplan MOTA Series 2010-5 Class A Notes
TRANSACTION STRUCTURE
Transaction Structure
Principal Amount - Class A Notes	$500,000,000 Not to Grow
Expected Rating (S&P / Moody’s)	AAA / Aaa
Average Life to Expected Maturity	Approximately 3 years
Fixed / Floating	Fixed (A-1) and Floating (A-2) (sized to demand)
Payment Frequency	Monthly
Expected Final	September 15, 2013
Legal Final	September 15, 2015
ERISA Eligible	Yes
Method of Distribution	Public
Benchmark	1M Libor (Floating) and Interpolated Swaps (Fixed)

2010-5	2010-3	2010-1	2009-2	2006-4
2.00%	2.00%	5.00%	-	5.00%
0.88%	0.81%	0.81%	0.68%	0.90%
25.88%

Ford Credit Floorplan MOTA Series 2010-5 Class A Notes
INVESTMENT HIGHLIGHTS
¡ The primary asset of the Trust is a revolving pool of receivables originated in connection with the purchase and financing by motor vehicle dealers of their new and used car and truck inventory
¡ Master owner trust structure
¡ Dealers diversified geographically across the United States
 — 2% concentration limit for each dealer or dealer group (5% for AutoNation, Inc.)
¡ Structural Changes in 2010-5:
 — Added payment rate trigger layer of 25% (if this trigger is breached, subordination factor steps up 4 ppts. or reserve fund increases by same amount as required subordination increase)
 — Reduced required transferor interest from 4% to 0%
 — Reduced concentration limit from 6% to 2% of manufacturers rated lower than
 BBB+, BBB+, Baa1 from S&P, Fitch, and Moody’s respectively
¡ Hard Credit Enhancement (% of receivables):
Class B Notes
Class C Notes
7.50%
7.50%
7.50%
 -
 -
Class D Notes
3.50%
 -
 -
 -
 -
Required Subordinated Amount
12.00%
19.50%
19.50%
32.00%
10.50%
Required Reserve Fund
Total AAA Enhancement
29.81%
32.81%
32.68%
16.40%

KEY AMORTIZATION TRIGGERS
¡ Average monthly principal payment rate for the three immediately preceding collection periods is less than 21%
¡ The cash balance in the Excess Funding Account exceeds 30% of the outstanding principal balance of all series notes for three consecutive months
¡ The available subordinated amount is less than the required subordinated amount
¡ Bankruptcy of the depositors, Ford or Ford Credit (Chapter 7 or Chapter 11)

Ford Credit
Floorplan LLC
(Depositor)
Ford Credit Floorplan
Master Owner Trust
B
The Bank of New
York Mellon
(Indenture Trustee)
Series 2006-4 Notes
(Public - Term)
Series 2006-6 Notes
(Private - VFN)

Ford Credit
Floorplan Corp.
(Depositor)

Ford Motor
Credit
Company LLC
(Sponsor,
Servicer and
Administrator)
Ford Motor
Company
Series 2010-1 Notes
(144A - Term)
Wells Fargo
Bank, N.A.
(Back-up Servicer)
Series 2009-2 Notes
(Public - Term)
Ford Credit
Floorplan Master
Owner Trust A
(MOTA - Issuer)
Series 2010-2 Notes
(144A - Term)
Series 2006-1 Notes
(Private - VFN)
Series 2010-3 Notes
(144A - Term)
Series 2010-4 Notes
(Private - VFN)
FLOORPLAN TRUST LEGAL STRUCTURE
Series 2010-5 Notes
(Public - Term)

FLOORPLAN FUNDING OVERVIEW
¡ Securitization is the primary funding source for Ford Credit’s floorplan financing business - first securitized in 1992:
 — The current master owner trust structure was developed in 2001
 — Since then, multiple series have been issued from the Trust
Trust Funded Status as of August 31, 2010
Outstanding Term Notes:	Outstanding Variable Funding Notes:
¡ Series 2006-4: 5-year Notes, $2.25 billion
¡ Series 2009-2: 3-year Notes, $1.50 billion
¡ Series 2010-1: 3-year Notes, $1.48 billion
¡ Series 2010-2: 5-year Notes, $0.25 billion
¡ Series 2010-3: 5-year Notes, $1.13 billion

¡ Series 2006-1: $0.00 billion of $1.65 billion ¡ Series 2006-6: $0.60 billion of $1.50 billion ¡ Series 2010-4: $0.15 billion of $0.50 billion
Total Term Notes: $6.61 billion	Total Variable Notes: $0.75 billion of $3.65 billion
$7.36 billion Funded
$9.91 billion Trust Balance
Unfunded Assets $0.61 billion

FordCredit

591,000
533,000
440,000
382,000
406,000
Dec 2006
Dec 2007
Dec 2008
Dec 2009
Jun 2010

FORD, LINCOLN AND MERCURY U.S. DEALER STOCKS
(INCLUDING IN-TRANSIT VEHICLES)
Number of Vehicles

FordCredit

Payment Rate
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
Aug-06
Aug-07
Aug-08
Aug-09
Aug-10
Oil and Credit Crisis / Global Recession
Inventory Management
Payment Rate Triggers

Amortization Trigger	3 Month Avg	1 Year Avg	Aug-10
21.0%	51.5%	46.5%	54.6%
143 days	58 days	65 days	55 days

HISTORICAL MONTHLY TRUST PRINCIPAL PAYMENT RATES
3 Month Average of Monthly Principal Payment Rate
Principal
Payment Rate
Derived Days
Supply from
Payment Rate
“Cash for Clunkers”
Program

Billion
$25
$20
$15
$10
$5
2003
2004
2005
2006
2007
2008
2009
2010

HISTORICAL FLOORPLAN TRUST BALANCE
Floorplan Trust Balance
(Excluding EFA)
Cash funding required as a result
of low trust balance
Required Pool
Balance
• Excess Funding Account has been funded periodically as a result of plant shutdowns and customer incentive programs
“Friends and Family”
Sales Promotion
Memo: As of August 31, 2010, the Trust balance was $9.91 billion

AGENDA
¡ Transaction and Master Trust Overview
¡ Ford Credit Floorplan Business Overview
¡ Servicing and Risk Management
¡ Stress Scenario Modeling Considerations
¡ Summary

U.S. FLOORPLAN BUSINESS OVERVIEW
¡ Floorplan financing is a cornerstone product for Ford Credit that builds dealer satisfaction, develops long-term relationships and delivers a consistent source of profitability
¡ Financing is provided to dealerships in the United States, primarily Ford-
 franchised dealers selling Ford, Lincoln and Mercury products
¡ Floorplan financing is primarily provided for factory purchases of new vehicles directly from the manufacturer - approximately 90%. In-transit vehicles account for approximately 23% of this number as of June 30, 2010
 — Floorplan financing is also provided for used vehicles, including off-lease vehicles, customer trade-ins and auction purchases
¡ Ford Credit’s floorplan financing share is 81% of Ford, Lincoln and Mercury dealers
 — Ford Credit also provides in-transit financing to all Ford, Lincoln and Mercury dealers

FORD CREDIT FLOORPLAN FINANCE TERMS
¡ Advance rates
 — New (untitled) vehicles - 100% of invoice amount, including destination charges and dealer holdback
 — Auction vehicles - auction price plus auction fee and transportation costs (if arranged by auction or third-party)
 — Used vehicles - up to 100% of wholesale value (as determined by selected trade publications)
¡ Interest rate
 — Generally, prime rate plus 1.5% for new vehicles and prime rate plus 2.0% for used vehicles
 — Prime rate floor of 4%
¡ Payment terms
 — Principal due generally upon sale of related vehicle
 — Interest and other administrative charges payable monthly in arrears

AGENDA
¡ Transaction and Master Trust Overview
¡ Ford Credit Floorplan Business Overview
¡ Servicing and Risk Management
¡ Stress Scenario Modeling Considerations
¡ Summary

Technology and Judgment Combine to Minimize Losses
Judgment
Knowledge
Experience
Intellect
Analysis
Low Variability
Consistent Approvals
and Risk Management
High Quality Decisions
Centralized
Process/Documentation
Technology
Speed
Efficiency
Control
Commonality
Process
Discipline
Accountability
ORIGINATION AND SERVICING ENGINE

UNDERWRITING - DEALER RISK RATING
¡ A proprietary scoring model is used to assign a risk rating to each dealer
 — Dealer risk ratings are categorized into the following groups:
 ¬ Group I - strong to superior financial metrics
 ¬ Group II - fair to favorable financial metrics
 ¬ Group III - marginal to weak financial metrics
 ¬ Group IV - poor financial metrics, may be uncollectible
 ¬ Other - Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer
¡ Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer’s ability to meet its financial obligations
 — Key indicators include capitalization and leverage, liquidity and cash flow, profitability and credit history
¡ Risk rating is based on the dealership and does not take into account the personal guarantees or net worth of the owners
¡ The scoring model is validated annually to ensure integrity and performance of the model and was last updated in December 2008
 — Provides improved ability to rank order dealers and improved predictability of status declaration
¡ Monthly Accounts Review (MAR) was launched in January 2010
 — Provides monthly risk rating for each dealer which determines appropriate action plan

FordCredit

Percent of Principal Receivables
70%
60%
50%
40%
30%
20%
10%
0%
Group I
Group II
Group III
Group IV
Other*
Jun 2010
Dec 2009
Dec 2008
Dec 2007
Dec 2006
Dec 2005

* Other includes dealers that have no dealer risk rating, generally because Ford Credit only provides in-transit financing for such dealer
U.S. Wholesale Portfolio Dealer Risk Ratings
HISTORICAL DEALER RISK RATINGS

DEALER CREDIT STRATEGY
✓ Risk Rating
✓ Credit File Review
✓ Dashboard Trend
 Report
✓ Payoffs
✓ Aged Inventory
✓ Overline Report
✓ Financial Statements
Dealers
✓ Statistical analysis of dealer financial and
 floorplan trends to identify mitigating
 actions required
Dashboard
Watch Report
Monthly Accounts Review (MAR)
Status
Liquidation
✓ On-site control
✓ Focus on asset protection
✓ Focus on loss mitigation
✓ More experienced risk team
✓ Increased intensity surrounding action
 plans and timelines
✓ Formal review and action plans which may
 include accelerated physical audits
✓ Trigger based action plans
Intensive Care Unit
MAR
directed
action
plans
Monitor

FordCredit

WHOLESALE AUDIT
Reconciliation Report
Dealer: HANDY MOTORS
Report Count: 54
PRINT
2003 FORD FOCUS
2001 FORD FOCUS
2002 FORD FOCUS
Factory Purchase
Program Cars

Floorplan Audits Completed
(June 2009 – June 2010)

1,200
1,000
800
600
400
200
0
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun

DEALER CREDIT STRATEGY - INVENTORY AUDITS
¡ Physical audits are
 performed on a dealer’s
 inventory based on risk
 rating
 — Ford Credit engages a
 third-party vendor to
 perform on-site vehicle
 inventory audits
 — Ford Credit maintains a
 robust quality assurance
 process to monitor the
 vendor’s performance
 — Ford Credit performs the
 reconciliation of the audit
 — Dealer receives no
 advance notice
 — Strict restrictions on how
 often the same auditor
 may lead a dealer’s audit
 — Immediate payment is
 required for any sold
 vehicle for which Ford
 Credit has not been paid

FordCredit

Information on "SOLD" vehicles reported to Ford Credit and matched to floorplan receivables

CAPTIVE FINANCE COMPANY BENEFITS
¡ Other Captive Finance Company Benefits
 — Access to monthly dealer financial statements allows monitoring of dealer fiscal strength
 — Aligned sales, production and inventory objectives between Ford and Ford Credit
 — Onsite dealer monitoring by both Ford and Ford Credit
 — Joint Ford and Ford Credit discussions with dealers on all aspects of the business
 — “Blueprint for Success” - Comparative dealership benchmarking
1.
Dealer Floorplan
Receivables
System
North American Vehicle
Information System
Ford Credit
Ford Motor Company
Dealer
Dealer pays
off floorplan
receivables
Dealer reports vehicle sale to obtain:
• Warranty registration
• Manufacturer incentives
Integrated Systems Enable Real Time Controls
2.
3.

FORD CREDIT ACTIONS
¡ If Ford Credit discovers any issues when monitoring a dealer, it may:
 — Increase audit frequency
 — Review curtailment options and advance rates
 — Suspend credit lines
 — Schedule a working capital audit
 — Schedule a field credit review
 — Meet with owners/guarantors
 — Increase risk rating to trigger more extensive monitoring
 — Require consignment agreements if not already in place
 — Discuss with the Ford sales division

STATUS DEALER PROCEDURES
¡ A dealer status is declared when:
 — Dealer does not satisfy a sold out of trust condition (payment not remitted to Ford
 Credit upon sale of vehicle) discovered during an audit
 — Dealer fails to pay principal or interest
 — Dealer bankruptcy
 — Any other circumstances that warrant immediate action
¡ Once a status is declared Ford Credit may then:
 — Suspend credit lines
 — Maintain Ford Credit personnel on site
 — Collect titles and keys
 — Secure dealer inventory
 — Issue demand for payment letters
¡ If Ford Credit does not believe that a dealer can resolve a status situation,
 Ford Credit will:
 — Liquidate vehicles and any available secondary collateral to obtain greatest value
 — Continue collection efforts against personal and corporate guarantors
¡ Should liquidation be necessary, inventory is disposed through the following channels:
 — Transfer of vehicles to other dealers
 — Transfer of vehicles to the manufacturer
 — Sale of vehicles at auction

¡ The underlying value of vehicles
 is the primary collateral
 supporting dealer floorplan
 balances
¡ For most dealers, Ford Credit
 also obtains additional coverage
 in the form of dealership
 adjusted net worth, personal
 guarantees and real estate
 equity
¡ Many dealers use an
 intermediate holding company
 structure as shown at left. In
 most cases, Ford Credit obtains
 guarantees at all levels of
 ownership
¡ Secondary collateral serves as a
 dealer’s “skin in the game” and
 provides a strong motivation for
 dealers to repay their floorplan
 loans
Real Estate
Holding Company
Secondary
Collateral
Dealership
(Borrower)
Holding
Company
Dealer Principal
Assets
• Stocks, bonds, cash
• Non-dealership real estate
• Other assets, for example,
 boat, plane, jewelry and
 furniture
Assets
• Unfloored used
 inventory
• Furniture, fixtures,
 and equipment
• Dealership net
 worth
Primary Collateral
• Financed new and
 used vehicles
Assets
• Land
• Buildings
Secondary
Collateral
Secondary
Collateral
Personal
Guarantees
on over 90%
of dealers
SECONDARY (NON-VEHICLE) COLLATERAL

FordCredit

	Six Months Ended June 30,		Year Ended December 31,			
	2010	2009	2009	2008	2007	2006
	(Dollars in Millions)					
Average principal receivables balance[1]	$ 11,679	$ 11,012	$ 10,434	$ 15,280	$ 17,043	$ 21,233
Net losses(recoveries) [2]	$ (5.3)	$ 24.9	$ 36.8	$ 23.1	$ 15.3	$ 21.8
Net losses/average principal receivables balance[3]	(0.092)%	0.453%	0.353%	0.151%	0.090%	0.103%
Liquidations[4]	$ 35,611	$ 28,292	$ 58,406	$ 68,163	$ 89,008	$ 98,378
Net losses/liquidations	(0.015)%	0.088%	0.063%	0.034%	0.017%	0.022%
Net losses/average principal receivables balance[3][5]	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

FLOORPLAN PORTFOLIO PERFORMANCE
Historical floorplan losses show the positive effect of Ford Credit’s processes and the experience of Ford Credit’s personnel
Ford
Credit
Portfolio
Trust
(1) Average principal receivables balance is the average of the monthly average principal balances (based on daily balances) for the period indicated.
(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any related security in addition to the underlying vehicles.
(3) For the non-annual periods, the percentages are annualized.
(4) Liquidations represent monthly cash payments and charge-offs that reduce the outstanding principal balance of a receivable.
(5) The trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of Ford Credit choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as
 “status”. However, Ford Credit is not required to do so, and there can be no assurance that it will continue to do so in the future.

AGENDA
¡ Transaction and Master Trust Overview
¡ Ford Credit Floorplan Business Overview
¡ Servicing and Risk Management
¡ Stress Scenario Modeling Considerations
¡ Summary

STRESS SCENARIO MODELING CONSIDERATIONS
	Potential Events	Potential Implications for Floorplan Trust	Potential Mitigating Actions
1.	¡ Catastrophic or significant industry event occurs	¡ Vehicle sales slow and payment rate declines	¡ Production cuts lead to declining dealer inventory
2.	¡ Manufacturer bankruptcy occurs ¡ Manufacturer support to dealer programs ends (e.g., incentive payments, vehicle repurchase agreements)	¡ Early amortization event occurs ¡ Payment rate trigger is breached ¡ Increase inventory creates long payout	¡ Manufacturer likely to file Chapter 11 bankruptcy initially, so manufacturer will likely continue programs to promote vehicle sales
3.	¡ Dealer defaults increase ¡ Dealer bankruptcy filings increase	¡ Upon amortization trigger, collections are trapped within floorplan trust to immediately pay down existing notes ¡ Cash reserve is drawn down to pay off notes
¡ Dealership service business continues to
 generate revenue for dealers
¡ Dealer defaults likely spread over time
¡ Dealers with multibranded arrangements
 with other manufacturers, personal
 guarantees and other collateral less likely
 to default

4.
¡ Finance company seizes inventory to pay-
 off wholesale balances for defaulting
 dealers
¡ Vehicles are sold to other dealers or at
 auction
¡ Auction values are likely depressed due to
 large supply/low demand
		¡ Collections are applied to pay down notes	¡ Vehicles (particularly trucks) have intrinsic utility value to consumers and businesses, which likely provides a floor on auction values ¡ Vehicle quality supports auction values ¡ Excess spread
5.	¡ Finance company liquidates additional dealer collateral and enforces personal guarantees to pay-off remaining floorplan balances	¡ Proceeds applied to Trust collections
Key Variables in Modeling Stress Scenarios
 — Dealer default rate and timing of defaults (frequency)
 — Collateral recovery value (severity)
 — Payment rate and related dealer inventory level at time of amortization event
 Stress Events, Implications and Potential Mitigants - Extreme Stress Scenario

Chapter 7 Bankruptcy
(Ford or Ford Credit)
Very severe recession
and/or shocks
leading to bankruptcy
of parent or captive
finance company
Extreme
Chapter 11
Bankruptcy (Ford or
Ford Credit)
Severe recession
and/or other events
leading to bankruptcy
of parent or captive
finance company
High
Payment rate trigger
(avg. monthly
payment rate <21%
for 3 consecutive
collection periods)
High dealer stocks
and/or low sales due
to poor economic
conditions and/or poor
dealer inventory
management
Moderate
Available
subordinated amount
falls below required
subordinated amount
High dealer defaults
concentrated during
one month time period
and not directly
related to macro-
economic conditions
(e.g. default of large
dealer group)
Low
STRESS SCENARIOS
 Examples of Amortization Events and Relative Severity
Faster Slower
Amortization
Event
Possible Factors
Driving
Amortization
Event
Severity of
Stress Scenario
Bond Holder
Payout Timing

STRESS SCENARIO CONSIDERATIONS - DEFAULT RATE
¡ Dealers incurred significant stress in 2008 and 2009 as a result of rapid fuel price increases, segment shifts and the global recession
¡ Despite these difficulties, the average Ford, Lincoln and Mercury dealer was profitable in both 2008 and 2009
¡ Historically, although new vehicle sales are a dealership’s primary revenue source, they contribute less than 10% to profitability. Most dealers derive the majority of their profits from used vehicle sales, parts, service and body shop. These profit sources would likely continue in a stress scenario
¡ Dealers have significant “skin in the game” in the form of dealership equity, personal guarantees and real estate equity. This serves as a strong incentive for dealers to repay floorplan loans
¡ Ford Credit provides floorplan loans to some Ford dealers that also have competitor franchises, including those dealers where the automotive manufacturer has declared bankruptcy. In 2009, Ford Credit experienced no losses on floorplan loans to these dealers

STRESS SCENARIO CONSIDERATIONS - RECOVERY VALUES
¡ Vehicles recovered from defaulting dealers could be sold at auction
¡ There is a robust used vehicle market made up of about 40 million vehicles with 10 million vehicles sold annually at auction. Ford dealer inventories at
 December 31, 2009 represented 382,000 vehicles, a small fraction of vehicles auctioned each year
¡ In an extreme stress scenario, new vehicles would likely compete with used vehicles
¡ Used vehicle prices are range bound and are largely dependent on vehicle age, mileage and condition. On average, a one-year-old daily rental, used vehicle with 15,000 miles brings 65% of invoice price at auction

AGENDA
¡ Transaction and Master Trust Overview
¡ Ford Credit Floorplan Business Overview
¡ Servicing and Risk Management
¡ Stress Scenario Modeling Considerations
¡ Summary

SUMMARY
¡ Structure - Series 2010-5 Class A Notes
 — 25% subordination, composed of subordinate bonds and overcollateralization (as a percent of receivables)
 — 1% cash reserve account (percent of all notes)
 — Multiple amortization triggers combined with fast turning assets provide for repayment of notes at the onset of adverse events
 — Enhancement increases upon breach of the 25% three month average monthly payment rate trigger
¡ Strong Servicing and Risk Management
 — Continuous monitoring and early detection to minimize losses
 — Proprietary risk rating model
 — Leverage access to dealer information through relationship with manufacturer
 — Aligned sales, production and inventory objectives between Ford and Ford Credit
 — Ford Credit has a comprehensive plan to service the Trust assets in a severe stress scenario. As further investor protection, Wells Fargo Bank, N.A. was appointed as backup servicer of the Trust
¡ Consistent Performance
 — One year average of monthly payment rates is 46.5%
 — Annualized portfolio losses less than 9 basis points and Trust losses were 0 basis points over the last 5 years

SAFE HARBOR - Ford Motor Credit Company LLC
Automotive Related:
¡ Further declines in industry sales volume, particularly in the United States or Europe, due to financial crisis, deepening recessions, geo-political events or otherwise;
¡ Decline in Ford’s market share;
¡ Continued or increased price competition for Ford vehicles resulting from industry overcapacity, currency fluctuations or other factors;
¡ A further increase in or acceleration of the market shift away from sales of trucks, medium- and large-sized utilities, or other more profitable vehicles, particularly in the United States;
¡ Continued or increased high prices for, or reduced availability of, fuel;
¡ Lower-than-anticipated market acceptance of new or existing Ford products;
¡ Adverse effects from the bankruptcy of, government-funded restructuring of, change in ownership or control of, or alliances entered into by a major competitor;
¡ Economic distress of suppliers may require Ford to provide financial support or take other measures to ensure supplies of components or materials and could increase Ford’s costs, affect Ford’s liquidity, or cause production disruptions;
¡ Work stoppages at Ford or supplier facilities or other interruptions of production;
¡ Single-source supply of components or materials;
¡ The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;
¡ Increased safety, emissions, fuel economy or other regulation resulting in higher costs, cash expenditures and/or sales restrictions;
¡ Unusual or significant litigation or governmental investigations arising out of alleged defects in Ford products, perceived environmental impacts, or otherwise;
¡ A change in Ford’s requirements for parts or materials where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller (“take-or-pay contracts”);
¡ Adverse effects on Ford’s results from a decrease in or cessation of government incentives related to capital investments;
¡ Adverse effects on Ford’s operations resulting from certain geo-political or other events;
¡ Substantial levels of indebtedness adversely affecting Ford’s financial condition or preventing Ford from fulfilling its debt obligations (which may grow because
     Ford is able to incur substantially more debt, including additional secured debt);
¡ Inability of Ford to implement its One Ford plan;
Ford Credit Related:
¡ A prolonged disruption of the debt and securitization markets;
¡ Inability to access debt, securitization or derivative markets around the world at competitive rates or in sufficient amounts due to additional credit rating downgrades, market volatility, market disruption or otherwise;
¡ Inability to obtain an industrial bank charter or otherwise obtain competitive funding;
¡ Higher-than-expected credit losses;
¡ Increased competition from banks or other financial institutions seeking to increase their share of retail installment financing Ford vehicles;
¡ Collection and servicing problems related to our finance receivables and net investment in operating leases;
¡ Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles;
¡ New or increased credit, consumer or data protection or other regulations resulting in higher costs and/or additional financing restrictions;
¡ Changes in Ford’s operations or changes in Ford’s marketing programs could result in a decline in our financing volumes;
General:
¡ Fluctuations in foreign currency exchange rates and interest rates;
¡ Failure of financial institutions to fulfill commitments under committed credit and liquidity facilities;
¡ Labor or other constraints on Ford's or our ability to restructure its or our business;
¡ Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford’s or our liquidity or financial condition; and
¡ Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates, investment returns, and health care cost trends).
Statements included or incorporated by reference herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation
Reform Act of 1995. Forward-looking statements are based on expectations, forecasts, and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:
We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of Ford’s 2009 10-K Report and Item
1A of Part I of Ford Credit’s 2009 10-K Report as updated by Ford’s and Ford Credit’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.